 Exhibit 99.1 News Release dated October 11, 2012

HIGH 5 VENTURES INC.
(formerly Kokomo Enterprises Inc.)

NEWS RELEASE
Symbols:	HHH - CNSX
HHHEF – OTCQB

Vancouver, BC.  October 11, 2012.  High 5 Ventures Inc. (the “Company”).  The Company reports that effective Friday, October 12, 2012, the Company’s trading symbol on the OTCQB tier of the OTC markets in the U.S.A. will change from KKOEF to “HHHEF”.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.high5venturesinc.com.

On Behalf of the Board of,

HIGH 5 VENTURES INC.

“Bedo H. Kalpakian”
_______________________________
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

HIGH 5 VENTURES INC.
(formerly Kokomo Enterprises Inc.)
Suite 1000 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
Tel: (604) 681-1519   Fax: (604) 681-9428
Website:  www.high5venturesinc.com
Email:  info@high5venturesinc.com